EXHIBIT 99.1

[GRAPHIC OMITTED]
[LOGO - BROKAT          BROKAT CONTACT               MEDIA CONTACT
TECHNOLOGIES]           SUSAN FALLON                 GREG BERARDI
                        Brokat Technologies          Spencer Communications
                        408.535.1720                 415.665.8448
                        susan.fallon@brokat.com      greg@bluemarlinpartners.com


                              FOR IMMEDIATE RELEASE


           BROKAT REPORTS PRELIMINARY RESULTS FOR SECOND QUARTER 2001


SAN JOSE, CALIF. (JULY 27, 2001) -- Brokat AG (Nasdaq: BROA; Neuer Market: BRJ) today announced that it expects to report revenues of approximately 28 million Euro for the second quarter of 2001. The Company expects to report pro-forma results (EBITDASO, Earnings before Interest, Tax, Depreciation and Stock Options) of (40) million Euro or (1.09) Euro per share. Gross earnings are expected to be 8.5 million Euro resulting in a gross margin of 30 per cent.

The expected results are due largely to a negative overall economic climate and slower investment cycles by potential customers. Additionally, with the adjustment of technology valuations and the uncertain market outlook, Brokat also expects to recognize special charges in compliance with US-GAAP in the total amount of approximately 735 million Euro. These non-cash charges include goodwill depreciations relating to the acquisitions of Blaze Software and GemStone Systems. Including the write-downs, Brokat expects to report net loss of approximately (825) million Euro or (22.31) Euro per share for the second quarter. The company expects its cash position at the end of 30 June 2001 to be in excess of 41 million Euro.

Pursuant to the reorganization of the company into three business units as announced at the shareholders' meeting on 21 June 2001, Angelo Maestrini, the Company's current Chief Operating Officer (COO), will leave the company on his own request effective 31 August 2001. The COO position will be eliminated in the new organizational structure, and the Brokat management board will now comprise four members. Maestrini will continue to assist the company as a consultant in the mobile business area and the ongoing restructuring process.

Until the restructuring of the Company has been completed and market visibility has improved, Brokat is not in a position to provide meaningful guidance for the Company's financial performance for the third quarter or full fiscal year.

Brokat is scheduled to report complete financial results for the second quarter on 7 August 2001.


ABOUT BROKAT TECHNOLOGIES

Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - m-business software including secure mobile payment technology, e-finance and e-brokerage applications, and leading rules management technology - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Axa Insurance, Blue Martini Software,

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Charter One, DaimlerChrysler, DBS Bank, IBM Corporation, LBBW, MasterCard
International, Metavante, Nationwide Insurance, NCR, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom), Toyota, Vodafone, and Workscape. Select global partners include Blue Martini Software, Compaq, Hewlett Packard, Intel, IBM, Siemens, and Sun Microsystems. With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,100 people in 16 countries. Information on Brokat and its products is available at WWW.BROKAT.COM.


This press release contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995,including statements relating to future financial results. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic conditions, competition in the wireless and software industries, the company's liquidity position and its impact on its ongoing operations and financial performance, the company's ability to integrate acquired companies, fluctuations in quarterly operating results, the company's history of operating losses and negative cash flow, and other risks and uncertainties, many of which are beyond the control of the company. Additional information on these and other risks and uncertainties related to the forward-looking statements is included in the company`s Form 20-F for the 2000 fiscal year on file with the SEC. The forward-looking statements in this press release are based on management's reasonable beliefs as of the date of this release, and Brokat assumes no obligation to update them to reflect subsequent information or events. Reported results should not be considered as an indication of future performance.